ANNUAL REPORT

December 31, 2007

Madison Mosaic

Equity Trust

Investors Fund
Balanced Fund
Foresight Fund
Mid-Cap Fund



equity trust

Madison MOSAIC FUNDS

www.mosaicfunds.com

Contents

Management's Discussion of Fund Performance

Portfolio of Investments

Management's Discussion of Fund Performance

Review of Period

The twelve-month period ended December 31, 2007 showed mixed returns for the four funds in Equity Trust. Mosaic Investors was slightly negative for the year at -0.18%; Balanced gained 2.24%; Foresight 9.05%; and Mid-Cap was up 8.62%. Over the same period, the S&P 500 Index rose 5.49%, while the Russell Midcap® Index rose 5.60%. The year began with solid stock returns, but in the latter half the market saw considerable volatility and a broad market decline. As is often the case when markets are led by more volatile sectors and companies, we had our challenges in the early part of the year. This was principally seen in the relatively weaker performance of the larger company stocks in the Investors, Balanced and Foresight Funds, but as market sentiment turned, we saw our large-cap stocks begin to show more favorable returns over the latter half of the period.

Market in Review

The annual period ended December 31, 2007 will probably not be remembered for the new or near highs the major indices hit in July. Instead, the key word for the year will be one familiar to all readers of business publications or viewers of business news: subprime. The credit problems that were under the surface for the first part of the year broke into true crisis proportion by the early fall. Not only did hundreds of thousands of Americans face losing their homes as adjustable-rate mortgages kicked into higher rates, but financial institutions which held securities based on lower-grade mortgages began to hemorrhage losses as the value of these securities plummeted.

A credit crisis was in full effect, as institutions were no longer willing to lend to each other.

Investors fled riskier investments for more secure ones, and were particularly leery of stocks of companies potentially influenced by weaker consumer spending or credit trends. As a result, these fears were particularly negative for the fortunes of stocks in the Financial and Consumer Discretionary Sectors. Meanwhile, the price of crude oil inched up towards $100 a barrel, and the stocks of energy companies followed suit. By year-end, the fortunes of the best and worst sectors of the stock market were gapping by more than 50%, the kind of return differential last seen during the tech stock boom and bust in 1999 and 2000.

Over the latter part of 2007 the Federal Reserve Board took several steps to try to avert a credit crisis, including three Fed Funds rate cuts. While lower rates are historically a positive for stocks, there was considerable overhang from other economic indicators, particularly on the inflation front, as prices of energy and food marched higher. As news, both positive and negative, flooded the market on an almost daily basis, we saw high volatility as investors struggled to digest the news and understand where the economy was headed.

Outlook

As we line up the positives and negatives for 2008 we see they are fairly evenly balanced, with a slight tilt towards the negative. The positives that are working for the market begin with the Fed in the midst of lowering interest rates. As we saw through the end of 2007, Fed cuts are no guarantee of an immediate market rally. Although the U.S. economy is slowing, the global economy is still robust, which should continue to support U.S. stocks, particularly the multi-national companies. Another positive is the impact of a lower dollar, which helps many U.S. companies compete globally. On the negative side, housing continues to weigh on the economy and the markets. The availability of credit at the end of 2007 remained poor, and this may weigh on corporate growth rates.

Probably the biggest fear we have is stagflation. This would entail rising inflation driven by higher energy prices and raw material prices while at the same time there is a slowdown in the overall economic growth rate. Stagflation is not generally a good environment for the valuation of either stocks or bonds. Given that backdrop, our holdings dovetail nicely with

our outlook, with an emphasis on defensive stocks that can produce earnings in a difficult economy.

In prior reports we have talked about risk, and how we felt it wasn't being properly weighed in the investment equation. As that changes, and as risk becomes more of a focus, it should benefit our higher-quality, more predictable growth companies. As a result, we feel confident regarding the prospects of our portfolios, even as we enter what will likely be a volatile and uneven 2008.

Interview with lead equity manager Jay Sekelsky



Jay Sekelsky

Can you summarize the performance of the funds in Equity Trust in 2007?

I think we deserve mixed reviews for 2007. If all you had to go on were the broad market dynamics, it would be clear that it was a challenging year for us. The leading sectors in the market were in the cyclical areas, where we have few holdings, while two of our traditionally important sectors, Consumer Discretionary and Financial, both saw double-digit losses. Standard & Poor's has for many years rated companies on an A to D scale, based upon their predictability and steadiness of earnings and other business metrics. In 2007, the lower quality B's and C's outperformed the A's, where we are traditionally invested.

With all of these headwinds, we had to rely on strong stock selection to stay even, which is about what we did in Madison Mosaic Investors, down -0.18% for the year. As a firm we had an excellent year on the fixed-income side, and our active management of the bonds in Balanced helped produce a positive 2.24% return in this fund. Madison Mosaic Mid-Cap had another terrific year, overcoming the barriers mentioned above and retuning 8.62%, ahead of its benchmark and peers. And our sector-neutral strategy in Foresight highlighted the strength of our stock selection, as it put up the best numbers of the group, with a 9.05% return for the calendar year.

MADISON MOSAIC INVESTORS

How did the fund perform in 2007?

Mosaic Investors ended the year almost exactly where we started with a return of -0.18%, a result which was disappointing, but perhaps not unexpected considering the market environment. Our risk-conscious, consistent approach will typically underperform a market led by high-risk or speculative stocks. This was the case in 2007, as the S&P 500's return of 5.49% was led by the cyclical Energy and Materials Sectors, where we have

little exposure. However, our optimism is high going forward as we outdistanced our benchmark over the second half of the period, leading us to believe that we are headed into a period where our approach will once again be rewarded.

Our performance in Investors for the year also lagged the Large-Cap Core Index, which rose 6.63%. As was the case for our relative return against the S&P 500, this result points towards our heavier weighting in the underperforming Financial and Consumer Discretionary Sectors and our lack of exposure to Materials and Energy.

What significant changes did you make to the portfolio in 2007?

The Investors portfolio shifted emphasis over the course of the year, more so in the second half of the year than the first. When there is more volatility in the market, investment opportunities tend to expand. If you look at our holdings from June compared to year-end, you'll see a number of significant changes. For the most part, these changes were made to minimize our exposure to the credit cycle, and to increase our exposure to more defensive areas, such as Health Care. Health Care increased from a 16% weighting to 22%. Rather significantly, we decreased our financial holdings, from a high of some 26% in June to close to 17%, the lowest weighting we've had in Financials in some time. We are now underweighted in financials compared to our S&P 500 benchmark, and even in that 17%, a significant portion of that is Berkshire Hathaway and AFLAC, which represent large insurance enterprises that can hold up well in tough markets. We also increased our technology holdings, now over 20%, up from 12-13% at the end of June. These are global companies who generate a lot of their earnings overseas, and as such, are the beneficiaries of a weaker dollar. We also found the most attractive valuations among these companies that we've seen for a number of years.

FUND-AT-A-GLANCE

Objective: Madison Mosaic Investors seeks long-term capital appreciation through investments in large growth companies.

Net Assets: $56.0 million

Date of Inception: November 1, 1978

Ticker: MINVX

An example of a new addition is Google. The market brought the valuation of this well-managed company into our range, and we picked up another industry leader in eBay under similar circumstances. Staples was also added. It is growing private label sales as a portion of revenue, which provides higher margins. Staples' management team is experienced and demonstrates a track record of shareholder friendliness. From a valuation standpoint, we believe the stock is attractive as metrics like price-to-sales and price-to-book are at or near all-time lows.

In the Health Care Sector we added Medtronic, a medical technology company with market-leading positions in a number of different devices and Zimmer Holdings, a leading orthopedic joint replacement company. Medtronic has several activities on the horizon (including new products, acquisitions, and divestitures) that results in an attractive upside/downside ratio, while we see the stable overall growth in the orthopedic market boding well for Zimmer's future.

What factors were the strongest contributors to fund performance?

A good deal of our underperformance came in a short burst in the first months of 2007, when oil prices spiked almost 50% from a low of $51 a barrel in mid-January, and a small number of our holdings produced disappointing results. Our lack of direct

Management's Discussion of Fund Performance (continued)

exposure to energy cost us early in the year, and continued to be a headwind throughout. Among the weaker performers in this early part of the year were Amgen and Symantec, both of which were sold.

Once we got through this difficult period, our stock picking proved to be solid, and we were in line with the S&P 500 over the second half of the year. We had particularly strong performance across the year from Charles River Labs which led our overall positive results from the Health Care Sector. Although financial stocks were under general pressure from the subprime crisis, Berkshire Hathaway benefited from a flight to quality in the second half of the year, and AFLAC performed well due to its lack of credit exposure and success in the Japanese market. Familiar names McDonald's and Best Buy both had good performance for the year, as McDonald's benefited from strong domestic sales and its international locations, while Best Buy seemed to be gaining ground on its primary competitors. Overall, we had stock-picking positive results in Consumer Discretionary, despite the fact that the sector was down double-digits. We also came away with positive stock-picking results from the troubled Financial Sector, which was also a double-digit loser for the year.

TOP TEN STOCK HOLDINGS AS OF DECEMBER 31, 2007 FOR MADISON MOSAIC INVESTORS

	% of net assets
General Electric Co.	4.55%
Cisco Systems Inc.	4.42%
Novartis AG - ADR	4.27%
Microsoft Corp.	4.02%
UnitedHealth Group	3.80%
Best Buy Co. Inc.	3.80%
Comcast Corp. Special - CL A	3.73%
Medtronic Inc.	3.67%
Wells Fargo & Co.	3.61%
3M Company	3.59%

INDUSTRY ALLOCATION AS OF DECEMBER 31, 2007 FOR MADISON MOSAIC INVESTORS


CASH & OTHER 1.2%
INSUR-ANCE 5.8%
CONSUMER STAPLES 6.9%
CONSUMER DISCRETIONARY 13.2%
FINANCIAL SERVICES 10.8%
INDUSTRIAL 14.2%
TECHNOLOGY 22.2%
HEALTH CARE 22.0%
MEDIA & ENTERTAINMENT 3.7%

COMPARISON OF CHANGES IN THE VALUE OF A $10,000 INVESTMENT FOR MADISON MOSAIC INVESTORS


$20,000
$15,000
$10,000
$5,000
Investors Fund
S&P 500
Lipper Large Cap Core
$17,226
$17,757
$16,644
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Average Annual Total Return		
1-Year	5-Year	10-Year
-0.18%	9.02%	5.59%

Past performance is not predictive of future performance. The above graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or redemption of fund shares.

What factors were the largest constraints on performance?

Once again, the leading sector in the market was energy, and our lack of holdings in this cyclical area was a relative negative. This alone accounted for about half of our annual underperformance.

On an individual security basis, our worst performers were MGIC Investment Corp., which was hurt by the contraction in the housing market and Comcast, which was strong in 2006, but suffered from slowing growth in 2007. The stock price of drug store chain Walgreen took a hit when the company reported disappointing earnings in the fourth quarter. In part due to Walgreens difficulties, Consumer Staples proved to be the weakest of our sectors, followed by Industrials, where we saw negative results from Dover Corporation and United Parcel Service.

MADISON MOSAIC BALANCED

FUND-AT-A-GLANCE

Objective: Madison Mosaic Balanced seeks to provide substantial current dividend income while providing opportunity for capital appreciation by investing in a combination of mid-to-large companies and government agency and investment grade corporate bonds.

Net Assets: $13.8 million

Date of Inception: December 18, 1986

Ticker: BHBFX

How did Mosaic Balance perform for the year?

Mosaic Balanced advanced 2.24% in 2007, with positive results from our bond holdings exceeding the relatively flat performance of our stocks. As with our Investors Fund, we did fight the headwind of having no holdings in the top-performing Energy Sector. The Lipper Mixed Asset Allocation Growth Index showed a 6.53% return for the year, a result which suggests that other members of this index may have had greater weightings in the top-performing energy and materials sectors or foreign stocks, which also had a strong year.

What significant changes did you make to the portfolio in 2007?

The stock holdings of Balanced mirror the holdings of Mosaic Investors, as discussed above. These holdings continue to focus on solid, well-established domestic companies that have proven their earning ability through difficult times. One of the factors in our management of Balanced is the mix of stocks and bonds, with 70% being the highest allowable percentage of stocks. We began the period holding 64.8% stocks and finished the period with 60.2% in stocks. On the bond side, we increased the percentage of government issued bonds in 2007, and decreased the weighting in corporate bonds, based on our assessment of relative values. This was a boost to our bond portfolio's performance, as a flight to quality in the second half of 2007 favored government securities. We extended the duration of the bonds modestly, from 2.99 years at the beginning of the period to 3.31 years at the end.

PORTFOLIO INVESTMENT BLEND FOR MADISON MOSAIC BALANCED

(% of net assets)


CASH & OTHER
2.5%
GOV'T
BONDS
22.0%
CORPORATE
BONDS
15.3%
COMMON STOCKS
60.2%

TOP FIVE STOCK AND FIXED INCOME HOLDINGS AS OF DECEMBER 31, 2007 FOR MADISON MOSAIC BALANCED

Top Five Stock Holdings (60.2% of net assets in stocks)	% of net assets
General Electric Co.	2.94%
Cisco Systems Inc.	2.76%
Novartis AG - ADR	2.56%
Microsoft Corp.	2.50%
Best Buy Co. Inc.	2.44%

Top Five Fixed Income Holdings (37.3% of net assets in fixed income)	% of net assets
US Treasury Note, 4%, 3/15/10	4.07%
US Treasury Note, 5.125%, 6/30/11	3.70%
Fannie Mae, 3.25%, 8/15/08	2.88%
Fed Home Loan Bank, 4.375%, 9/17/10	2.22%
AT&T Broadband, 8.375%, 3/15/13	1.63%

How did the stock holdings in Balanced contribute to overall performance?

The performance of the stock holdings in Balanced were approximately flat for the year. The holdings mirror the stocks held in Mosaic Investors, discussed at some length above.

COMMON STOCK INDUSTRY ALLOCATION FOR MADISON MOSAIC BALANCED

(% of net assets)


INSURANCE 3.6%
FINANCIAL SERVICES 6.0%
CONSUMER STAPLES 4.3%
INDUSTRIAL 9.0%
CONSUMER DISCRETIONARY 7.9%
TECHNOLOGY 13.8%
HEALTH CARE 13.5%
MEDIA & ENTERTAINMENT 2.1%

How did the bond holdings in Balanced contribute to overall performance?

After a number of particularly weak years of bond returns, 2007 was a banner year for government bonds. We continue to actively manage the bonds in Balanced with the goal of achieving the best risk/reward ratio, which at the end of the period meant high-quality bonds with an average maturity of 3.77 years.

COMPARISON OF CHANGES IN THE VALUE OF A $10,000 INVESTMENT FOR MADISON MOSAIC BALANCED


$20,000
$15,000
$10,000
$5,000
Balanced Fund
Value Line Geometric Index*
Lipper Balanced**
$18,144
$16,898
$9,691
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Average Annual Total Return		
1-Year	5-Year	10-Year
2.24%	6.91%	5.39%

Past performance is not predictive of future performance. The above graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or redemption of fund shares.

**The Value Line Geometric Index is an equally weighted and geometrically averaged index based on the price changes of the 1,650 stocks in the Index.*

***In 2006, Lipper changed the Balanced Fund's index group from Lipper Balanced to Lipper Mixed Asset Allocation Growth. Lipper Balanced is presented here as ten-year historical performance numbers are not available for the Lipper Mixed Asset Allocation Growth Index.*

MADISON MOSAIC FORESIGHT

How would you characterize the performance of Foresight for the period?

We were quite pleased to show a positive return of 9.05% for the period, nicely ahead of our S&P 500 benchmark, which was up 5.49%. We slightly trailed our official Lipper peer group, as the Lipper Flexible Portfolio Fund Index advanced 9.57%. However, as we have evolved our fund towards a more fully invested, all-sector approach, a truer comparison can be made with the Lipper Large-Cap Core Index, which was up 6.63%. With our portfolio currently allocated across S&P 500 sectors, the positive results against the S&P 500 were largely a function of our stock selection, while members of the Lipper Flexible Index may have had greater exposure to higher-returning asset classes, such as government bonds and foreign stocks.

What significant changes did you make to the portfolio in 2007?

Our holdings now constitute a fully invested, sector-diversified stock strategy. As in the past, our equity positions are concentrated in large-cap companies which retain a leadership position in their industries and have shown the ability to produce predictable earnings over time. The portfolio's turnover ratio for the year was 70%.

Although the management team's objective is to maintain relative sector neutrality against the S&P 500, we are dedicated to actively managing a select group of stocks within each of these sectors. At the beginning of the period the portfolio had 54 holdings, and at the end of the period it held 56. Over the course of the year, we added 15 new names. Our goal is to own the highest quality companies in each sector of the market, a judgment made on an array of business metrics that boil down to a combination of attractive valuation and the ability to produce consistent, predictable earnings going forward. In many cases, this means selling a stock and replacing it with another we feel has greater potential. This is what we did in the Consumer Discretionary Sector as we sold Liberty Media Interactive and bought Staples, a company we feel has greater upside. In the Health Care Sector we took profits on Waters Corporation, which exceeded our expectations, and added Medtronic and Zimmer Holdings.

What factors had the largest impact on this period's performance?

The top performing S&P 500 sectors for the year were Energy, Materials, Technology and

FUND-AT-A-GLANCE

Objective: Madison Mosaic Foresight seeks long-term growth with diversification among all equity market sectors.

Net Assets: $4.5 million

Date of Inception: December 31, 1997

Ticker: GEWWX

INDUSTRY ALLOCATION AS OF DECEMBER 31, 2007 FOR MADISON MOSAIC FORESIGHT

(% of net assets)


TELECOMMUNICATIONS
3.6%
MATERIALS
2.5%
UTILITIES
2.5%
CASH & OTHER
4.6%
MEDIA & ENTERTAINMENT
1.3%
TECHNOLOGY
15.5%
CONSUMER DISCRETIONARY
7.6%
INSURANCE
7.1%
BANKS
4.8%
INDUSTRIAL
10.6%
CONSUMER STAPLES
9.6%
HEALTH CARE
12.4%
ENERGY
12.0%
FINANCIAL SERVICES
5.9%

Utilities. We participated nicely in the upswing in these sectors, modestly outperforming in Energy, trailing fractionally in Materials, and a bit more in Utilities, while our Technology Holdings significantly outpaced the index's technology holdings. Even though financial stocks were generally weak, our emphasis on insurance companies, which are not dramatically impacted by the credit crisis, helped us do much better than the sector as a whole. Among our best performing stocks were FLIR Systems, Berkshire Hathaway, AFLAC, State Street Corporation, and Schlumberger LTD.

What factors were constraints on performance?

Financial and consumer discretionary stocks were double-digit losers in the S&P 500, and even with excellent stock picking we saw net negatives from these two sectors. We had disappointing results from Walgreen Corporation on lower than expected earnings and guidance, and had negative returns for the period from Comcast, Kohls, Novartis, and MGIC Investment Corporation. MGIC was negatively affected by the housing slowdown. Integrys Energy Group kept us from fully participating in the upswing in utilities stocks, while Symantec, Cisco Systems and Zebra Technologies were on the negative ledger of our overall positive Technology holdings.

TOP TEN STOCK HOLDINGS AS OF DECEMBER 31, 2007 FOR MADISON MOSAIC FORESIGHT

	% of net assets
Cisco Systems Inc.	3.25%
General Electric Co.	3.10%
Exxon Mobil Corp.	2.96%
Microsoft Corp.	2.94%
Berkshire Hathaway –CL B.	2.63%
Chevron Corp.	2.59%
Novartis AG – ADR	2.57%
ConocoPhillips Inc.	2.50%
3M Company	2.48%
Integrys Energy Group	2.48%

COMPARISON OF CHANGES IN THE VALUE OF A $10,000 INVESTMENT FOR MADISON MOSAIC FORESIGHT



Average Annual Total Return		
1-Year	5-Year	Since Inception (December 31, 1997)
9.05%	9.18%	5.71%

Past performance is not predictive of future performance. The above graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or redemption of fund shares.

MADISON MOSAIC MID-CAP



Rich Eisinger

An interview with Rich Eisinger, co-manager of Madison Mosaic Mid-Cap.

How would you characterize the performance of Madison Mosaic Mid-Cap in 2007?

We were quite pleased with our performance for 2007, which followed a strong 2006. Mosaic Mid-Cap returned 8.62% for 2007, outpacing the overall market, as measured by the S&P 500's 5.49%, but more importantly, outperforming our benchmark, the Russell Midcap Index, which advanced 5.60%. We also beat our peer group, as represented by the Lipper Mid-Cap Core Index, which advanced 5.97%.

What significant changes did you make to the portfolio in 2007?

Our latest turnover calculation shows a 43% rate for 2007, which translates into an average holding period of more than two years. We like to own stocks which can retain our investment confidence for long periods, and this is certainly true of many of our holdings. Our largest holding at the end of 2007, specialty insurer Markel Corporation, has been in the portfolio for over six years.

Among our additions in 2007 were records management leader Iron Mountain, gaming machine manufacturer International Gaming Technology, insurance broker Brown & Brown, and Broadridge Financial Solutions, a financial services provider spun off from ADP. Our final addition for the year was ATP Oil and Gas Corporation, an energy development company that has a lower risk business model favoring the development of energy reserves in politically stable areas.

Our favorite reason for selling a stock is when it meets or exceeds our expectations, and this was the case with Waters Corporation, which we sold late in the year, due to valuation concerns. We also took profits in asset manager Janus Capital Group as the stock reached our target valuation. Uniform supplier

Cintas, media provider E.W. Scripps, and food distributor Sysco were sold as business metrics failed to meet our expectations.

What factors were the strongest contributors to fund performance?

We've had little exposure to the credit area in the financial sector and that benefited us. Our financial holdings are weighted more towards insurance companies, and those stocks tended to hold up very well. In the Consumer Discretionary area, while we do have some retail exposure, we also have names that aren't as linked to short-term consumer spending trends, such International Game Technology and Liberty Global. These stocks retained their value even as the overall sector was getting battered. Stock picking in general was very strong in the Fund this past year, particularly in Technology, Health Care and Consumer Discretionary.

We held a number of stocks that posted impressive returns in 2007. Leading the pack was FLIR Technologies, which specializes in



INDUSTRY ALLOCATION AS OF DECEMBER 31, 2007 FOR MADISON MOSAIC MID-CAP

(% of net assets)

- MATERIALS 4.2%
- CASH & OTHER 3.8%
- MEDIA & ENTERTAINMENT 6.5%
- ENERGY 5.2%
- CONSUMER STAPLES 3.5%
- CONSUMER DISCRETIONARY 12.4%
- BANKS 3.5%
- FINANCIAL SERVICES 8.2%
- HEALTH CARE 15.1%
- INSURANCE 12.0%
- TECHNOLOGY 11.7%
- INDUSTRIAL 13.9%

FUND-AT-A-GLANCE

Objective: Madison Mosaic Mid-Cap seeks long-term capital appreciation through the investment in mid-sized growth companies.

Net Assets: $146.4 million

Date of Inception: July 21, 1983

Ticker: GTSGX

high tech optical devices, such as infrared imaging equipment. The stock had a calendar year return of 96.7%. Other major contributors to our positive return were International Gaming Technology, Discovery Holding Company, Iron Mountain, and Brookfield Asset Management. Once again we faced significant sector headwinds, but stock picking more than offset the downside from the allocation.

What factors were the largest constraints on performance?

Our lack of exposure to the Utilities and underexposure to Energy and Materials were drags on performance in 2007. While Energy led the market, we had disappointing results from Unit Corporation, as natural gas prices did not keep up with the rise in crude oil. Outdoor retailer Cabelas had a difficult year as well, as they reported earnings would fall due to high marketing costs and disappointing sales at two new stores opened in 2006.

COMPARISON OF CHANGES IN THE VALUE OF A $10,000 INVESTMENT FOR MADISON MOSAIC MID-CAP



Average Annual Total Return		
1-Year	5-Year	10-Year
8.62%	14.19%	10.45%

Past performance is not predictive of future performance. The above graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or redemption of fund shares.

TOP TEN STOCK HOLDINGS AS OF DECEMBER 31, 2007 FOR MADISON MOSAIC MID-CAP

	% of net assets
Markel Corp.	4.81%
Iron Mountain	4.53%
Brookfield Asset Management	4.38%
SEI Investments Co.	3.82%
Clorox Company	3.55%
Liberty Global Inc. - CL C	3.48%
Synovus Financial Corp.	3.48%
Charles River Laboratories	3.43%
Coventry Health Care	3.26%
Patterson Cos. Inc.	3.24%

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of Madison Mosaic Equity Trust

We have audited the accompanying statements of assets and liabilities, including the portfolios of investments of the Madison Mosaic Equity Trust (the "Trust"), including the Investors Fund, Balanced Fund, Mid-Cap Fund, and Foresight Fund (collectively, the "Funds"), as of December 31, 2007 and the related statements of operations for the year then ended and the statements of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the four years in the period then ended. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights for the year ended December 31, 2003, were audited by other auditors. Those auditors expressed an unqualified opinion on those financial highlights in their report dated February 14, 2004.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing

audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007 by correspondence with the Funds' custodian and brokers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds constituting the Trust as of December 31, 2007, and the results of their operations for the year then ended and the changes in their net assets for each of the two years in the period then ended and financial highlights for each of the four years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
February 13, 2008

Investors Fund • Portfolio of Investments

	NUMBER OF SHARES	VALUE
COMMON STOCKS:		
98.8% of net assets		
CONSUMER DISCRETIONARY: 13.2%		
Best Buy Co., Inc.	40,365	$ 2,125,217
Kohl's Corp.*	31,626	1,448,471
McDonald's Corp.	19,402	1,142,972
Staples Inc.	46,029	1,061,889
Target Corp.	31,800	1,590,000
CONSUMER STAPLES: 6.9%		
Coca-Cola Co.	30,658	1,881,481
Walgreen Co.	52,522	2,000,038
FINANCIAL SERVICES: 10.8%		
Capital One Financial Corp.	26,820	1,267,513
Citigroup Inc.	44,653	1,314,585
Synovous Financial Corp.	60,365	1,453,589
Wells Fargo & Co.	67,038	2,023,877
HEALTH CARE: 22.0%		
Charles River Laboratories, Inc.*	18,853	1,240,527
Johnson & Johnson	29,594	1,973,920
Medtronic Inc.	40,899	2,055,993
Novartis AG - ADR	43,988	2,388,988
Pharmaceutical Product Development, Inc.	31,120	1,256,314
UnitedHealth Group	36,535	2,126,337
Zimmer Holdings Inc.*	19,011	1,257,578
INDUSTRIAL: 14.2%		
3M Company	23,831	2,009,430
Dover Corp.	39,533	1,822,076
General Electric Co.	68,667	2,545,486
United Parcel Service - CL B	22,124	1,564,609
INSURANCE: 5.8%		
Aflac Inc.	20,746	1,299,322
Berkshire Hathaway Inc.- CL B*	411	1,946,496

	NUMBER OF SHARES	VALUE
MEDIA & ENTERTAINMENT: 3.7%		
Comcast Corp. - Special CL A*	115,290	$ 2,089,055
TECHNOLOGY: 22.2%		
Cisco Systems, Inc.*	91,379	2,473,630
eBay Inc.*	56,816	1,885,723
Fiserv Inc.*	31,621	1,754,649
Google Inc.- CL A*	1,770	1,223,920
Linear Technology Corp.	54,674	1,740,273
Microsoft Corp.	63,239	2,251,308
Yahoo! Inc.*	48,050	1,117,643
TOTAL COMMON STOCKS (Cost $53,279,422)		$ 55,332,909

REPURCHASE AGREEMENT:

0.3% of net assets
    With U.S. Bank National Association issued 12/31/07 at 3.1%, due 1/02/08, collateralized by $172,387 in United States Treasury Notes due 9/1/18. Proceeds at maturity are $169,029 (Cost $169,000).   169,000

TOTAL INVESTMENTS:

99.1% of net assets
(Cost $53,448,422) $ 55,501,909

CASH AND RECEIVABLES LESS LIABILITIES:

0.9% of net assets   489,168

NET ASSETS: 100% $ 55,991,077

*Non-income producing

The Notes to Financial Statements are an integral part of these statements.

Balanced Fund • Portfolio of Investments

COMMON STOCKS:
60.2% of net assets

	NUMBER OF SHARES	VALUE
CONSUMER DISCRETIONARY: 7.9%		
Best Buy Co., Inc.	6,385	$ 336,170
Kohl's Corp. *	4,555	208,619
McDonald's Corp.	3,035	178,792
Staples Inc.	6,265	144,534
Target Corp.	4,485	224,250
CONSUMER STAPLES: 4.3%		
Coca-Cola Co.	4,775	293,042
Walgreen Co.	7,830	298,166
FINANCIAL SERVICES: 6.0%		
Capital One Financial Corp.	3,780	178,643
Citigroup Inc.	5,930	174,579
Synovus Financial Corp.	8,325	200,466
Wells Fargo & Co.	9,260	279,559
HEALTH CARE: 13.5%		
Charles River Laboratories, Inc.*	2,960	194,768
Johnson & Johnson	4,590	306,153
Medtronic Inc.	6,350	319,215
Novartis AG – ADR	6,510	353,558
Pharmaceutical Product Development, Inc.	4,395	177,426
UnitedHealth Group	5,640	328,248
Zimmer Holdings Inc.*	2,681	177,348
INDUSTRIAL: 9.0%		
3M Company	3,695	311,562
Dover Corp.	5,915	272,622
General Electric Co.	10,952	405,991
United Parcel Service – CL B	3,625	256,360
INSURANCE: 3.6%		
Aflac Inc.	3,205	200,729
Berkshire Hathaway Inc.- CL B*	64	303,104
MEDIA & ENTERTAINMENT: 2.1%		
Comcast Corp. – Special CL A*	15,937	288,778

	NUMBER OF SHARES	VALUE
TECHNOLOGY: 13.8%		
Cisco Systems, Inc.*	14,050	$ 380,334
eBay Inc.*	8,695	288,587
Fiserv Inc.*	4,840	268,572
Google Inc. CL A*	264	182,551
Linear Technology Corp.	8,310	264,507
Microsoft Corp.	9,690	344,964
Yahoo! Inc.*	7,365	171,310
TOTAL COMMON STOCKS (Cost $7,624,857)		$ 8,313,507

DEBT INSTRUMENTS:
37.3% of net assets

	PRINCIPAL AMOUNT	VALUE
CORPORATE OBLIGATIONS: 15.3%		
BANKS: 0.9%		
Wachovia Corp., 5.25%, 8/1/14	$125,000	$ 122,385
CONSUMER GOODS: 2.2%		
Costco Wholesale Corp., 5.3%, 3/15/12	100,000	102,733
Wal-Mart Stores, Inc. 4.75%, 8/15/10	200,000	202,910
CONSUMER STAPLES: 0.7%		
Kraft Foods, Inc., 5.625%, 11/1/11	100,000	102,355
ENERGY: 1.2%		
Valero Energy Corp., 6.875%, 4/15/12	150,000	160,206
FINANCIALS: 3.9%		
American Express, 4.875%, 7/15/13	150,000	149,104
Goldman Sachs, 7.35%, 10/1/09	180,000	188,129
International Lease Finance, 4.875%, 9/1/10	200,000	199,397
HEALTH CARE: 1.4%		
UnitedHealth Group, 5%, 8/15/14	200,000	193,850
MEDIA & ENTERTAINMENT: 1.5%		
Comcast Cable, 6.2%, 11/15/08	200,000	201,670

The Notes to Financial Statements are an integral part of these statements.

	PRINCIPAL AMOUNT	VALUE
TECHNOLOGY: 0.7%		
Cisco Systems, Inc., 5.25%, 2/22/11	100,000	$ 102,599
TELECOMMUNICATIONS: 2.8%		
AT & T Broadband, 8.375%, 3/15/13	200,000	224,616
Verizon New England, 6.5%, 9/15/11	150,000	157,630
US TREASURY & AGENCY OBLIGATIONS: 22.0%		
Fannie Mae, 3.25%, 8/15/08	400,000	397,445
Fannie Mae, 6.625%, 11/15/10	200,000	216,386
Fannie Mae, 4.875%, 5/18/12	150,000	156,007
Fannie Mae, 4.625%, 10/15/13	125,000	128,836
Federal Home Loan Bank, 4.375%, 9/17/10	300,000	306,018
Federal Home Loan Bank, 5.5%, 8/13/14	150,000	161,900
Freddie Mac, 4.875%, 11/15/13	150,000	156,609
US Treasury Note, 4%, 3/15/10	550,000	561,473
US Treasury Note, 5.125%, 6/30/11	480,000	510,113
US Treasury Note, 4%, 11/15/12	75,000	77,045
US Treasury Note, 4%, 2/15/14	200,000	204,391
US Treasury Note, 4.5%, 5/15/17	150,000	155,519
TOTAL DEBT INSTRUMENTS (Cost $5,022,495)		$ 5,139,326

	VALUE
REPURCHASE AGREEMENT:	
1.8% of net assets	
With U.S. Bank National Association issued 12/31/07 at 3.1%, due 1/2/08, collateralized by $250,931 in United States Treasury Notes due 9/1/18. Proceeds at maturity are $246,042 (Cost $246,000).	246,000
TOTAL INVESTMENTS:	
99.3% of net assets (Cost $12,893,352)	$13,698,833
CASH AND RECEIVABLES LESS LIABILITIES: 0.7% of net assets	100,798
NET ASSETS: 100%	$13,799,631

*Non-income producing

The Notes to Financial Statements are an integral part of these statements.

Foresight Fund • Portfolio of Investments

	NUMBER OF SHARES	VALUE
COMMON STOCKS:		
95.4% of net assets		
BANKS: 4.8%		
Capital One Financial Corp.	1,235	$ 58,366
State Street Corp.	1,000	81,200
Synovus Financial Corp.	3,215	77,417
CONSUMER DISCRETIONARY: 7.6%		
Best Buy Co., Inc.	1,300	68,445
Kohl's Corp.*	1,450	66,410
McDonald's Corp.	850	50,073
O'Reilly Automotive, Inc.*	1,250	40,538
Staples Inc.	2,000	46,140
Target Corp.	1,400	70,000
CONSUMER STAPLES: 9.6%		
Clorox Co.	1,275	83,092
Coca-Cola Co.	1,345	82,543
PepsiCo, Inc.	700	53,130
Procter & Gamble	1,100	80,762
Walgreen Co.	2,325	88,536
Wal-Mart Stores Inc.	900	42,777
ENERGY: 12.0%		
ATP Oil & Gas*	1,000	50,540
Chevron Corp.	1,250	116,662
ConocoPhillips Inc.	1,275	112,582
Exxon Mobil Corp.	1,420	133,040
Schlumberger Ltd	845	83,123
Unit Corp.*	1,000	46,250
FINANCIAL SERVICES: 5.9%		
Affiliated Managers Group, Inc.*	500	58,730
Brookfield Asset Management Inc.	1,500	53,505
Citigroup Inc.	2,250	66,240
Wells Fargo & Co.	2,925	88,306

	NUMBER OF SHARES	VALUE
HEALTH CARE: 12.4%		
Charles River Laboratories, Inc.*	850	$ 55,930
Genzyme Corp.*	780	58,063
Johnson & Johnson	700	46,690
Medtronic, Inc.	1,720	86,465
Novartis AG - ADR	2,130	115,680
Pharmaceutical Product Development, Inc.	1,335	53,894
UnitedHealth Group	1,650	96,030
Zimmer Holdings Inc.*	667	44,122
INDUSTRIAL: 10.6%		
3M Company	1,325	111,724
Dover Corp.	1,340	61,761
General Electric Co.	3,765	139,568
Illinois Tool Works	1,620	86,735
United Parcel Service - CL B	1,125	79,560
INSURANCE: 7.1%		
Aflac Inc.	1,080	67,640
American International Group, Inc.	1,150	67,045
Berkshire Hathaway Inc.- CL B*	25	118,400
Markel Corp.*	135	66,298
MATERIALS: 2.5%		
Ball Corp.	1,225	55,125
Valspar Corp.	2,500	56,350
MEDIA & ENTERTAINMENT: 1.3%		
Comcast Corp. - Special CL A*	3,232	58,564
TECHNOLOGY: 15.5%		
Cisco Systems, Inc.*	5,400	146,178
eBay Inc.*	2,735	90,775
Fiserv Inc.*	1,240	68,808
Google Inc. - CL A*	73	50,478
International Business Machines Corp.	550	59,455
Linear Technology Corp.	2,500	79,575
Microsoft Corp.	3,715	132,254
Yahoo! Inc.*	3,000	69,780
TELECOMMUNICATIONS: 3.6%		
AT & T	2,000	83,120
America Movil-ADR	1,280	78,579

*Non-income producing

The Notes to Financial Statements are an integral part of these statements.

	NUMBER OF SHARES	VALUE
UTILITIES: 2.5%		
Integrys Energy Group, Inc.	2,155	$ 111,392
TOTAL COMMON STOCKS		
(Cost $3,933,080)		$4,294,445
REPURCHASE AGREEMENT:		
4.3% of net assets		
With U.S. Bank National Association		
issued 12/31/07 at 3.1%, due		
1/2/08, collateralized by $196,869		
in United States Treasury Notes due		
9/1/18. Proceeds at maturity are		
$193,033 (Cost $193,000).		193,000
TOTAL INVESTMENTS:		
99.7% of net assets		
(Cost $4,126,080)		$4,487,445
CASH AND RECEIVABLES		
LESS LIABILITIES:		
0.3% of net assets		11,771
NET ASSETS: 100%		$4,499,216

*Non-income producing

The Notes to Financial Statements are an integral part of these statements.

Mid-Cap Fund • Portfolio of Investments

	NUMBER OF SHARES	VALUE
COMMON STOCKS:		
96.2% of net assets		
BANKS: 3.5%		
Synovus Financial Corp.	211,437	$ 5,091,403
CONSUMER DISCRETIONARY: 12.4%		
Cabela's Inc. - CL A*	217,549	3,278,463
CarMax Inc.*	224,274	4,429,411
Mohawk Industries Inc.*	55,490	4,128,456
O'Reilly Automotive, Inc.*	91,728	2,974,739
Tiffany & Company	72,863	3,353,884
CONSUMER STAPLES: 3.5%		
Clorox Co.	79,834	5,202,782
ENERGY: 5.2%		
ATP Oil & Gas Corp.*	75,408	3,811,120
Unit Corp.*	81,120	3,751,800
FINANCIAL SERVICES: 8.2%		
Brookfield Asset Management Inc.	179,886	6,416,534
SEI Investments Co.	173,929	5,595,296
HEALTH CARE: 15.1%		
Charles River Laboratories, Inc.*	76,220	5,015,276
Coventry Health Care, Inc.*	80,473	4,768,025
Laboratory Corp of America Holdings*	56,559	4,271,901
Patterson Companies, Inc.*	139,887	4,749,164
Techne Corp.*	50,559	3,339,422
INDUSTRIAL: 13.9%		
Autoliv Inc.	61,436	3,238,291
Dover Corp.	84,085	3,875,478
Iron Mountain*	179,282	6,637,020
URS Corp.	50,815	2,760,779
Waste Management, Inc.	116,530	3,807,035

	NUMBER OF SHARES	VALUE
INSURANCE: 12.0%		
Brown & Brown, Inc.	172,242	$ 4,047,687
Markel Corp.*	14,336	7,040,409
OdysseyRe Holdings Corp.	55,630	2,042,177
White Mountains Insurance Group	8,533	4,386,389
MATERIALS: 4.2%		
IDEX	61,070	2,206,459
Martin Marietta Materials	29,553	3,918,728
MEDIA & ENTERTAINMENT: 6.5%		
International Game Technology	100,094	4,397,129
Liberty Global Inc. - Series C*	139,300	5,096,987
TECHNOLOGY: 11.7%		
Broadridge Financial Solutions	160,639	3,603,133
Fiserv Inc.*	78,586	4,360,737
FLIR Systems Inc.*	44,742	1,400,425
Linear Technology Corp.	116,524	3,708,959
Zebra Technologies Corp. - CL A*	117,168	4,065,730
TOTAL COMMON STOCKS		
(Cost $123,689,826)		$140,771,228
REPURCHASE AGREEMENT:		
4.9% of net assets		
With U.S. Bank National Association issued 12/31/07 at 3.1%, due 1/2/08, collateralized by $7,288,217 in United States Treasury Notes due 9/1/18. Proceeds at maturity are $7,146,231 (Cost $7,145,000).		7,145,000
TOTAL INVESTMENTS:		
101.1% of net assets		
(Cost $130,834,826)		$147,916,228
LIABILITIES LESS CASH AND RECEIVABLES:		
(1.1)% of net assets		(1,538,598)
NET ASSETS: 100%		$146,377,630

*Non-income producing

The Notes to Financial Statements are an integral part of these statements.

Statements of Assets and Liabilities

	Investors Fund	Balanced Fund	Foresight Fund	Mid-Cap Fund
ASSETS				
Investments, at value (Notes 1 and 2)				
Investment securities	$55,332,909	$13,452,833	$4,294,445	$140,771,228
Repurchase agreements	169,000	246,000	193,000	7,145,000
Total investments*	55,501,909	13,698,833	4,487,445	147,916,228
Cash	371	28	866	502
Receivables				
Investment securities sold	694,270	95,832	--	--
Dividends and interest	56,743	70,078	3,926	78,540
Capital shares sold	15,891	2,511	18,936	446,046
Total assets	56,269,184	13,867,282	4,511,173	148,441,316
LIABILITIES				
Payables				
Investment securities purchased	--	--	--	521,914
Dividends	--	53,532	5,749	--
Capital shares redeemed	265,716	10,744	4,233	1,529,397
Independent trustee fees	3,875	875	375	3,875
Auditor fees	7,700	2,500	1,600	8,500
Other fees	816	--	--	--
Total liabilities	278,107	67,651	11,957	2,063,686
NET ASSETS	$55,991,077	$13,799,631	$4,499,216	$146,377,630
Net assets consists of:				
Paid in capital	$52,090,786	$12,553,019	$4,082,239	$124,181,583
Accumulated net realized gains	1,846,804	441,131	55,612	5,114,645
Net unrealized appreciation on investments	2,053,487	805,481	361,365	17,081,402
Net Assets	$55,991,077	$13,799,631	$4,499,216	$146,377,630
CAPITAL SHARES OUTSTANDING				
An unlimited number of capital shares, without par value, are authorized (Note 7)	3,036,208	783,244	326,426	11,376,963
NET ASSET VALUE PER SHARE	$18.44	$17.62	$13.78	$12.87
*INVESTMENT SECURITIES, AT COST	$53,448,422	$12,893,352	$4,126,080	$130,834,826

The Notes to Financial Statements are an integral part of these statements.

Statements of Operations

For the year ended December 31, 2007

	Investors Fund	Balanced Fund	Foresight Fund	Mid-Cap Fund
INVESTMENT INCOME (Note 1)				
Interest income	$ 530,947	$ 263,414	$ 10,156	$ 572,115
Dividend income	2,198,567	140,140	63,398	1,048,557
Other income	2,010	–	–	859
Total investment income	2,731,524	403,554	73,554	1,621,531
EXPENSES (Notes 3 and 5)				
Investment advisory fees	1,102,772	112,390	32,971	1,132,103
Other expenses:				
Service agreement fees	348,005	61,440	17,145	723,951
Independent trustee fees	15,500	3,500	1,500	15,500
Auditor fees	17,000	5,500	3,500	19,000
Other fees	6,842	250	250	753
Total other expenses	387,347	70,690	22,395	759,204
Total expenses	1,490,119	183,080	55,366	1,891,307
NET INVESTMENT INCOME (LOSS)	1,241,405	220,474	18,188	(269,776)
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS				
Net realized gain on investments	13,032,510	1,004,513	472,074	17,415,605
Change in unrealized appreciation of investments	(17,737,016)	(903,900)	(103,795)	(6,395,270)
NET GAIN (LOSS) ON INVESTMENTS	(4,704,506)	100,613	368,279	11,020,335
TOTAL INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(3,463,101)	$321,087	$386,467	$10,750,559

The Notes to Financial Statements are an integral part of these statements.

Statements of Changes in Net Assets

For the period indicated

	Investors Fund		Balanced Fund	
	Year Ended December 31,		Year Ended December 31,	
	2007	2006	2007	2006
INCREASE IN NET ASSETS				
RESULTING FROM OPERATIONS				
Net investment income	$ 1,241,405	$ 741,396	$ 220,474	$ 203,858
Net realized gain on investments	13,032,510	8,530,636	1,004,513	716,180
Net unrealized appreciation (depreciation) on investments	(17,737,016)	11,260,609	(903,900)	943,368
Total increase (decrease) in net assets resulting from operations	(3,463,101)	20,532,641	321,087	1,863,406
DISTRIBUTIONS TO SHAREHOLDERS				
From net investment income...........................	(1,241,405)	(779,092)	(220,474)	(203,858)
From net capital gains	(11,698,835)	(10,320,298)	(670,949)	(717,960)
Total distributions	(12,940,240)	(11,099,390)	(891,423)	(921,818)
CAPITAL SHARE TRANSACTIONS (Note 7)...............	(104,467,045)	37,089,080	(1,896,987)	(2,188,704)
TOTAL INCREASE (DECREASE) IN NET ASSETS..........	(120,870,386)	46,522,331	(2,467,323)	(1,247,116)
NET ASSETS				
Beginning of period	$176,861,463	$130,339,132	$16,266,954	$17,514,070
End of period	$ 55,991,077	$176,861,463	$13,799,631	$16,266,954

The Notes to Financial Statements are an integral part of these statements.

Statements of Changes in Net Assets (concluded)

	Foresight Fund		Mid-Cap Fund	
	Year Ended December 31,		Year Ended December 31,	
	2007	2006	2007	2006
INCREASE IN NET ASSETS RESULTING FROM OPERATIONS				
Net investment income (loss)	$ 18,188	$ 20,281	$ (269,776)	$ (252,938)
Net realized gain on investments	472,074	150,988	17,415,605	7,043,965
Net unrealized appreciation (depreciation) on investments	(103,795)	431,947	(6,395,270)	14,972,935
Total increase in net assets resulting from operations . .	386,467	603,216	10,750,559	21,763,962
DISTRIBUTIONS TO SHAREHOLDERS				
From net investment income.	(18,188)	(20,281)	--	--
From net capital gains	(439,180)	(163,253)	(13,693,126)	(9,583,675)
Total distributions	(457,368)	(183,534)	(13,693,126)	(9,583,675)
CAPITAL SHARE TRANSACTIONS (Note 7).	488,661	53,416	2,198,400	(11,324,454)
TOTAL INCREASE (DECREASE) IN NET ASSETS	417,760	473,098	(744,167)	855,833
NET ASSETS				
Beginning of period	$4,081,456	$3,608,358	$147,121,797	$146,265,964
End of period	$4,499,216	$4,081,456	$146,377,630	$147,121,797

The Notes to Financial Statements are an integral part of these statements.

Financial Highlights

Selected data for a share outstanding for the periods indicated.

INVESTORS FUND

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Net asset value, beginning of year	$20.57	$18.81	$20.82	$18.79	$15.42
Investment operations:					
Net investment income	0.20	0.09	0.06	0.13	0.04
Net realized and unrealized gain (loss) on investments	(0.21)	3.02	(0.62)	2.03	3.37
Total from investment operations	(0.01)	3.11	(0.56)	2.16	3.41
Less distributions:					
From net investment income	(0.20)	(0.09)	(0.06)	(0.13)	(0.04)
From net capital gains	(1.92)	(1.26)	(1.39)	--	--
Total distributions	(2.12)	(1.35)	(1.45)	(0.13)	(0.04)
Net asset value, end of year	$18.44	$20.57	$18.81	$20.82	$18.79
Total return (%)	(0.18)	16.55	(2.81)	11.49	22.14
Ratios and supplemental data					
Net assets, end of year (in thousands)	$55,991	$176,861	$130,339	$164,121	$124,963
Ratio of expenses to average net assets (%)	0.94	0.95	0.94	0.88	0.88
Ratio of net investment income to average net assets (%)	0.78	0.55	0.29	0.70	0.27
Portfolio turnover (%)	51	52	41	40	29

BALANCED FUND

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Net asset value, beginning of year	$18.39	$17.40	$19.51	$18.22	$15.98
Investment operations:					
Net investment income	0.28	0.23	0.18	0.20	0.19
Net realized and unrealized gain (loss) on investments	0.13	1.84	(0.60)	1.29	2.24
Total from investment operations	0.41	2.07	(0.42)	1.49	2.43
Less distributions:					
From net investment income	(0.28)	(0.23)	(0.18)	(0.20)	(0.19)
From net capital gains	(0.90)	(0.85)	(1.51)	--	--
Total distributions	(1.18)	(1.08)	(1.69)	(0.20)	(0.19)
Net asset value, end of year	$17.62	$18.39	$17.40	$19.51	$18.22
Total return (%)	2.24	11.96	(2.16)	8.19	15.29
Ratios and supplemental data					
Net assets, end of year (in thousands)	$13,800	$16,267	$17,514	$26,398	$24,411
Ratio of expenses to average net assets (%)	1.22	1.22	1.21	1.20	1.20
Ratio of net investment income to average net assets (%)	1.47	1.24	0.88	1.06	1.01
Portfolio turnover (%)	42	35	34	38	43

The Notes to Financial Statements are an integral part of these statements.

Financial Highlights (concluded)

Selected data for a share outstanding for the periods indicated.

FORESIGHT FUND

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Net asset value beginning of year	$14.07	$12.61	$13.38	$12.59	$10.79
Investment operations:					
Net investment income	0.06	0.07	0.03	0.07	0.01
Net realized and unrealized gain (loss) on investments	1.21	2.05	(0.35)	0.79	1.80
Total from investment operations	1.27	2.12	(0.32)	0.86	1.81
Less distributions:					
From net investment income	(0.06)	(0.07)	(0.03)	(0.07)	(0.01)
From net capital gains	(1.50)	(0.59)	(0.42)	--	--
Total distributions	(1.56)	(0.66)	(0.45)	(0.07)	(0.01)
Net asset value, end of year	$13.78	$14.07	$12.61	$13.38	$12.59
Total return (%)	9.05	16.83	(2.34)	6.83	16.73
Ratios and supplemental data					
Net assets, end of year (in thousands)	$4,499	$4,081	$3,608	$4,789	$4,741
Ratio of expenses to average net assets (%)	1.26	1.27	1.25	1.25	1.25
Ratio of net investment income to average net assets (%)	0.41	0.54	0.24	0.54	0.04
Portfolio turnover (%)	70	54	122	39	7

MID-CAP FUND

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Net asset value beginning of year	$13.04	$11.99	$12.52	$11.06	$ 8.69
Investment operations:					
Net investment income (loss)	(0.02)	(0.02)	(0.05)	(0.01)	(0.03)
Net realized and unrealized gain (loss) on investments	1.15	1.98	0.12	2.10	2.51
Total from investment operations	1.13	1.96	0.07	2.09	2.48
Less distributions from net capital gains	(1.30)	(0.91)	(0.60)	(0.63)	(0.11)
Net asset value, end of year	$12.87	$13.04	$11.99	$12.52	$11.06
Total return (%)	8.62	16.32	0.55	18.90	28.53
Ratios and supplemental data					
Net assets, end of year (in thousands)	$146,378	$147,122	$146,266	$115,809	$54,675
Ratio of expenses to average net assets (%)	1.25	1.25	1.25	1.24	1.25
Ratio of net investment income (loss) to average net assets (%)	(0.18)	(0.18)	(0.37)	(0.09)	(0.44)
Portfolio turnover (%)	43	47	46	38	25

The Notes to Financial Statements are an integral part of these statements.

Notes to Financial Statements

1. Summary of Significant Accounting Policies. Madison Mosaic Equity Trust (the "Trust") is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end, investment management company. This report contains information about four separate funds (the "Funds"): the Investors Fund, Balanced Fund, Mid-Cap Fund and Foresight Fund whose objectives and strategies are described in the Trust's prospectus for the Funds. A fifth Trust portfolio, available to certain institutional investors (as defined in the portfolio's prospectus) presents its financial information in a separate report.

Securities Valuation: Securities traded on a national securities exchange are valued at their closing sale price. Repurchase agreements and other securities having maturities of 60 days or less are valued at amortized cost, which approximates market value. Securities having longer maturities, for which quotations are readily available, are valued at the mean between their closing bid and ask prices. Securities for which market quotations are not readily available are valued at their fair value as determined in good faith under procedures approved by the Board of Trustees.

Investment Transactions: Investment transactions are recorded on a trade date basis. The cost of investments sold is determined on the identified cost basis for financial statement and federal income tax purposes.

Investment Income: Interest income is recorded on an accrual basis. Bond premium is amortized and original issue discount and market discount are accreted over the expected life of each applicable security using the effective interest method. Dividend income is recorded net of applicable withholding taxes on the ex-dividend date. Other income is accrued as earned.

Distribution of Income and Gains: Distributions are recorded on the ex-dividend date. Net investment income, determined as gross investment income less total expenses, is declared as a regular dividend

and distributed to shareholders at year-end for the Investors, Mid-Cap and Foresight Funds. The Trust intends to declare and pay regular dividends quarterly on the Balanced Fund. Capital gain distributions, if any, are declared and paid annually at year-end.

The tax character of distributions paid during 2007 and 2006 were as follows:

	2007	2006
Investors Fund:		
Distributions paid from:		
Ordinary income	$ 1,241,405	$ 779,092
Short-term capital gains	577,431	39,328
Long-term capital gains	11,121,404	10,280,970
Balanced Fund:		
Distributions paid from:		
Ordinary income	$ 220,474	$ 203,858
Short-term capital gains	109,880	--
Long-term capital gains	561,069	717,960
Foresight Fund:		
Distributions paid from:		
Ordinary income	$ 18,188	$ 20,281
Short-term capital gains	193,322	69,201
Long-term capital gains	245,858	94,052
Mid-Cap Fund:		
Distributions paid from:		
Short-term capital gains	$2,056,124	$2,809,939
Long-term capital gains	11,637,002	6,773,736

The Investors Fund, Balanced Fund, Mid-Cap Fund and Foresight Fund designate 100%, 48%, 26% and 36%, respectively, of dividends declared from net investment income and short-term capital gains during the fiscal year ended December 31, 2007 as qualified income under the Jobs and Growth Tax Relief Reconciliation Act of 2003.

As of December 31, 2007, the components of distributable earnings on a tax basis were as follows :

Investors Fund:	
Accumulated net realized gains	$1,846,804
Net unrealized appreciation on investments	2,053,487
	$3,900,291

Balanced Fund:

Accumulated net realized gains	$ 442,078
Net unrealized appreciation on investments	804,534
	$ 1,246,612

Foresight Fund:

Accumulated net realized gains	$ 55,612
Net unrealized appreciation on investments	361,365
	$ 416,977

Mid-Cap Fund:

Accumulated net realized gains	$ 5,114,645
Net unrealized appreciation on investments	17,081,402
	$22,196,047

Net realized gains or losses may differ for financial and tax reporting purposes as a result of loss deferrals related to wash sales and post-October transactions.

Income Tax: No provision is made for federal income taxes since it is the intention of the Trust to comply with the provisions of Subchapter M of the Internal Revenue Code available to investment companies and to make the requisite distribution to shareholders of taxable income which will be sufficient to relieve it from all or substantially all federal income taxes.

The Funds adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes," on June 29, 2007. The implementation of FIN 48 resulted in no material liability for unrecognized tax benefits and no material change to the beginning net asset value of the fund.

As of and during the year ended December 31, 2007, the Funds did not have a liability for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. During the period, the Funds did not incur any interest or penalties.

As of December 31, 2007, capital loss carryovers available to offset future capital gains for federal income tax purposes is $130,741 for the Investors Fund expiring December 31, 2010. This loss was acquired through its merger with Mosaic Focus Fund on July 1, 2002 and is subject to certain limitations.

Due to inherent differences in the recognition of income, expenses, and realized gains/losses under U.S. generally accepted accounting principles and federal income tax purposes, permanent differences between book and tax basis reporting for the 2007 fiscal year have been identified and appropriately reclassified on the Statement of Assets and Liabilities. In the Mid-Cap Fund, a permanent book and tax difference relating to short-term capital gains in the amount of $269,776 was reclassified from accumulated net realized gain to accumulated undistributed net investment income.

Also in the Investors and Mid-Cap Funds, a permanent book and tax difference relating to realized gains on a redemption in kind not recognized for tax purposes resulted in a decrease in undistributed net realized gains of $3,754,709 and $2,017,427, respectively, with a corresponding increase in paid in surplus.

Use of Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Such estimates affect the reported amounts of assets and liabilities and reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2. Investments in Repurchase Agreements. When the Funds purchase securities under agreements to resell, the securities are held for safekeeping by the custodian bank as collateral. Should the market value of the securities purchased under such an agreement decrease below the principal amount to be received at the termination of the agreement plus accrued interest, the counterparty is required to place an equivalent amount of additional securities in safekeeping with the Trust's custodian bank. Pursuant to an Exemptive Order issued by the Securities and Exchange Commission, the Funds, along with other registered investment companies having Advisory and Services Agreements with the same advisor, transfers uninvested cash balances

Notes to Financial Statements (continued)

into a joint trading account. The aggregate balance in this joint trading account is invested in one or more consolidated repurchase agreements whose underlying securities are U.S. Treasury or federal agency obligations. As of December 31, 2007, the Investors Fund had approximately a 1.7% interest, the Balanced Fund approximately a 2.5% interest, the Foresight Fund approximately a 1.9% interest and the Mid-Cap Fund approximately a 71.9% interest in the consolidated repurchase agreement of $9,933,000 collateralized by $10,132,100 in United States Treasury Notes. Proceeds at maturity were $9,934,711.

3. Investment Advisory Fees and Other Transactions with Affiliates. The investment advisor to the Trust, Madison Mosaic, LLC, a wholly owned subsidiary of Madison Investment Advisors, Inc. (collectively "the Advisor"), earns an advisory fee equal to 0.75% per annum of the average net assets of the Balanced, Mid-Cap and Foresight Funds and the first $100 million in the Investors Fund. The advisory fee paid by the Investors Fund is reduced to 0.60% per annum on assets over $100 million. The fees are accrued daily and are paid monthly.

4. Investment Transactions. Purchases and sales of securities (excluding short-term securities) for the year ended December 31, 2007 were as follows :

	Purchases	Sales
Investors Fund:		
U. S. Gov't Securities	--	--
Other	$74,046,144	$177,831,298
Balanced Fund:		
U. S. Gov't Securities	$1,244,246	$927,133
Other	$4,894,225	$7,548,020
Foresight Fund:		
U. S. Gov't Securities	--	--
Other	$2,940,264	$3,006,717
Mid-Cap Fund:		
U. S. Gov't Securities	--	--
Other	$59,563,623	$69,404,472

Included in proceeds of sales for the Investors and Mid-Cap Funds is $58,592,578 and $10,254,528, respectively representing the value of securities distributed as in-kind payment of redemptions.

5. Other Expenses. Under a separate Services Agreement, the Advisor will provide or arrange for each Fund to have all other necessary operational and support services for a fee based on a percentage of average net assets. These fees are accrued daily and paid monthly. This percentage is 0.41% for the Balanced Fund and 0.39% for the Foresight Fund. For the Investors Fund, this fee is 0.23% on the first $100 million and 0.20% on all assets greater than $100 million. For the Mid-Cap Fund, this fee is 0.48% on the first $150 million and 0.45% on all assets greater than $150 million.

The Funds pay the expenses of the Funds' Independent Trustees directly. For the year ended December 31, 2007, these fees were $15,500, $3,500, $1,500 and $15,500 for the Investors, Balanced, Foresight and Mid-Cap Funds, respectively.

The Funds also pay the expenses of the Funds' Independent auditors directly. For the year ended December 31, 2007, the amounts accrued for these fees were $17,000, $5,500, $3,500 and $19,000 for the Investors, Balanced, Foresight and Mid-Cap Funds, respectively.

6. Aggregate Cost and Unrealized Appreciation (Depreciation). The aggregate cost for federal income tax purposes and the net unrealized appreciation (depreciation) are as follows as of December 31, 2007 :

	Investors Fund	Balanced Fund
Aggregate Cost	$53,448,422	$12,893,352
Gross unrealized appreciation	5,144,264	1,195,628
Gross unrealized depreciation	(3,090,777)	(391,094)
Net unrealized appreciation	$ 2,053,487	$ 804,534

	Foresight Fund	Mid-Cap Fund
Aggregate Cost	$4,126,080	$130,834,826
Gross unrealized appreciation	514,738	19,971,111
Gross unrealized depreciation	(153,373)	(2,889,709)
Net unrealized appreciation	$ 361,365	$ 17,081,402

Notes to Financial Statements (continued)

7. Capital Share Transactions. An unlimited number of capital shares, without par value, are authorized. Transactions in capital shares were as follows:

Investors Fund	Year Ended December 31, 2007	2006
In Dollars		
Shares purchased	$31,582,221	$68,763,275
Shares issued in reinvestment of dividends	12,701,345	10,896,065
Total shares issued	44,283,566	79,659,340
Redemption In-Kind	3,754,709	--
Shares redeemed	(152,505,320)	(42,570,260)
Net increase (decrease)	$(104,467,045)	$37,089,080
In Shares		
Shares purchased	1,538,636	3,277,120
Shares issued in reinvestment of dividends	681,403	530,222
Total shares issued	2,220,039	3,807,342
Shares redeemed	(7,783,321)	(2,138,503)
Net increase (decrease)	(5,563,282)	1,668,839

Balanced Fund	Year Ended December 31, 2007	2006
In Dollars		
Shares purchased	$ 555,770	$ 511,262
Shares issued in reinvestment of dividends	824,152	857,035
Total shares issued	1,379,922	1,368,297
Shares redeemed	(3,276,909)	(3,557,001)
Net decrease	$(1,896,987)	$(2,188,704)
In Shares		
Shares purchased	30,207	28,463
Shares issued in reinvestment of dividends	46,433	46,763
Total shares issued	76,640	75,226
Shares redeemed	(177,745)	(197,376)
Net decrease	(101,105)	(122,150)

Foresight Fund	Year Ended December 31, 2007	2006
In Dollars		
Shares purchased	$482,409	$483,161
Shares issued in reinvestment of dividends	451,618	180,907
Total shares issued	934,027	664,068
Shares redeemed	(445,366)	(610,652)
Net increase	$488,661	$ 53,416
In Shares		
Shares purchased	33,375	37,282
Shares issued in reinvestment of dividends	32,773	12,858
Total shares issued	66,148	50,140
Shares redeemed	(29,752)	(46,397)
Net increase	36,396	3,743

Mid-Cap Fund	Year Ended December 31, 2007	2006
In Dollars		
Shares purchased	$35,218,979	$32,552,828
Shares issued in reinvestment of dividends	13,100,835	9,402,993
Total shares issued	48,319,814	41,955,821
Redemption In-Kind	2,017,427	--
Shares redeemed	(48,138,841)	(53,280,275)
Net increase (decrease)	$ 2,198,400	$(11,324,454)
In Shares		
Shares purchased	2,563,622	2,566,945
Shares issued in reinvestment of dividends	1,013,996	721,642
Total shares issued	3,577,618	3,288,587
Shares redeemed	(3,483,433)	(4,208,594)
Net increase (decrease)	94,185	(920,007)

8. Line of Credit. The Investors Fund, Balanced Fund, Foresight Fund and Mid-Cap Fund have lines of credit of $35 million, $4 million, $1 million and $35 million, respectively. Each line is a revolving credit facility with a bank to be used for temporary emergency purposes, including the meeting of redemption requests that otherwise might require the untimely disposition of securities. The interest rate on the outstanding principal amount is equal

Notes to Financial Statements (continued)

to the prime rate less 1/2%. Each Fund paid $250 for the year to maintain its line of credit. During the year ended December 31, 2007, the Balanced and Foresight Funds did not borrow on their respective lines of credit. The Investors Fund had total draws during the year of $13,665,000 with interest paid on those draws of $6,592. The Mid-Cap Fund had total draws during the year of $862,000 with interest paid on those draws of $503, respectively. The Investors Fund owed $816 and the Mid-Cap Fund had repaid in full its line of credit as of December 31, 2007.

9. New Accounting Pronouncement. On September 15, 2006, the Financial Accounting Standards Board issued Standard No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 addresses how companies should measure fair value when specified assets and liabilities are measured at fair value for either recognition or disclosure purposes under generally accepted accounting principles (GAAP). FAS 157 is intended to make the measurement of fair value more consistent and comparable and improve disclosures about those measures. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. At this

time, management believes the adoption of FAS 157 will have no material impact on the financial statements of the Fund.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (FAS "159"), which is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FAS 157. FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. FAS 159 also establishes penetration and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. At this time, management believes the adoption of FAS 159 will have no material impact on the financial statements of the Funds.

Fund Expenses

Example: As a shareholder of one of the Funds, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including Investment advisory fees and Other expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in any Fund and to compare these costs with the ongoing costs of investing in other mutual funds. See footnotes 3 and 5 above for an explanation of the types of costs charged by the Funds. This Example is based on an investment of $1,000 invested on July 1, 2007 and held for the six-months ended December 31, 2007.

Actual Expenses

The table below titled "Based on Actual Total Return" provides information about actual account values and actual expenses. You may use the information provided in this table, together with the amount you invested, to estimate the expenses that you paid over the period. To estimate the expenses you paid on your account, divide your ending account value by $1,000 (for example, an $8,500 ending account valued divided by $1,000 = 8.5), then multiply the result by the number under the heading entitled "Expenses Paid During the Period."

Notes to Financial Statements (concluded)

Based on Actual Total Return[1]

	Beginning Account Value	Ending Account Value	Annualized Expense Ratio	Expenses Paid During the Period[2]
Investors Fund	$1,000.00	$982.95	0.94%	$4.69
Balanced Fund	$1,000.00	$1,008.70	1.22%	$6.19
Mid-Cap Fund	$1,000.00	$987.02	1.25%	$6.24
Foresight Fund	$1,000.00	$1,018.80	1.26%	$6.43

[1]For the six-months ended December 31, 2007.
[2]Expenses are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 365.

Hypothetical Example for Comparison Purposes
The table on the next page titled "Based on Hypothetical Total Return" provides information about hypothetical account values and hypothetical expenses based on the actual expense ratio and an assumed rate of return of 5.00% per year before expenses, which is not any Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use the information provided in this table to compare the ongoing costs of investing in a fund offered by the Trust and other Funds. To do so, compare the 5.00% hypothetical example relating to the applicable Fund with the 5.00% hypothetical examples that appear in the shareholder reports of the other funds.

Based on Hypothetical Total Return[1]

	Beginning Account Value	Ending Account Value	Annualized Expense Ratio	Expenses Paid During the Period[2]
Investors Fund	$1,000.00	$1,025.47	0.94%	$4.79
Balanced Fund	$1,000.00	$1,025.47	1.22%	$6.24
Mid-Cap Fund	$1,000.00	$1,025.47	1.25%	$6.40
Foresight Fund	$1,000.00	$1,025.47	1.26%	$6.43

[1]For the six-months ended December 31, 2007.
[2]Expenses are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 365.

Management Information

Independent Trustees

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships Held
Philip E. Blake 550 Science Drive Madison, WI 53711 Born 1944	Trustee	Indefinite Term since May 2001	Retired investor; formerly Vice President - Publishing, Lee Enterprises Inc.	All 12 Madison Mosaic Funds and the Madison Strategic Sector Premium Fund.	Madison Newspapers, Inc. of Madison, WI; Trustee of the Madison Claymore Covered Call Fund; Nerites Corp.
James R. Imhoff, Jr. 550 Science Drive Madison, WI 53711 Born 1944	Trustee	Indefinite Term since July 1996	Chairman and CEO of First Weber Group, Inc. (real estate brokers) of Madison, WI.	All 12 Madison Mosaic Funds and the Madison Strategic Sector Premium Fund.	Trustee of the Madison Claymore Covered Call Fund; Park Bank, FSB.
Lorence D. Wheeler 550 Science Drive Madison, WI 53711 Born 1938	Trustee	Indefinite Term since July 1996	Retired investor; formerly Pension Specialist for CUNA Mutual Group (insurance) and President of Credit Union Benefits Services, Inc. (a provider of retirement plans and related services for credit union employees nationwide).	All 12 Madison Mosaic Funds and the Madison Strategic Sector Premium Fund.	Trustee of the Madison Claymore Covered Call Fund; Grand Mountain Bank, FSB; Grand Mountain Bancshares, Inc..

Interested Trustee*

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships Held
Frank E. Burgess 550 Science Drive Madison, WI 53711 Born 1942	Trustee and Vice President	Indefinite Terms since July 1996	Founder, President and Director of Madison Investment Advisors, Inc.	All 12 Madison Mosaic Funds and the Madison Strategic Sector Premium Fund.	Trustee of the Madison Claymore Covered Call Fund; Capitol Bank, FSB; Santa Barbara Community Bancorp, Inc.

Officers*

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships Held
Katherine L. Frank 550 Science Drive Madison, WI 53711 Born 1960	President	Indefinite Term since July 1996	Principal and Vice President of Madison Investment Advisors, Inc. and President of Madison Mosaic, LLC	President of all 12 Madison Mosaic Funds. Trustee of all Madison Mosaic Funds except Equity Trust; President and Trustee of the Madison Strategic Sector Premium Fund.	None
Jay R. Sekelsky 550 Science Drive Madison, WI 53711 Born 1959	Vice President	Indefinite Term since July 1996	Principal and Vice President of Madison Investment Advisors, Inc. and Vice President of Madison Mosaic, LLC	All 12 Madison Mosaic Funds and the Madison Strategic Sector Premium Fund.	None
Christopher Berberet 550 Science Drive Madison, WI 53711 Born 1959	Vice President	Indefinite Term since July 1996	Principal and Vice President of Madison Investment Advisors, Inc. and Vice President of Madison Mosaic, LLC	All 12 Madison Mosaic Funds and the Madison Strategic Sector Premium Fund.	None

Management Information (concluded)

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships Held
W. Richard Mason 8777 N. Gainey Center Drive, #220 Scottsdale, AZ 85258 Born 1960	Secretary, General Counsel and Chief Compliance Officer	Indefinite Terms since November 1992	Principal of Mosaic Funds Distributor, LLC; General Counsel and Chief Compliance Officer for the Advisor, Madison Scottsdale, LC and Madison Mosaic, LLC; General Counsel for Concord Asset Management, LLC.	All 12 Madison Mosaic Funds and the Madison Strategic Sector Premium Fund.	None
Greg Hoppe 550 Science Drive Madison, WI 53711 Born 1969	Chief Financial Officer	Indefinite Term since August 1999	Vice President of Madison Mosaic, LLC	All 12 Madison Mosaic Funds and the Madison Strategic Sector Premium Fund.	None

*All interested Trustees and Officers of the Trust are employees and/or owners of Madison Investment Advisors, Inc. Since Madison Investment Advisors, Inc. serves as the investment advisor to the Trust, each of these individuals is considered an "interested person" of the Trust as the term is defined in the Investment Company Act of 1940.

The Statement of Additional Information contains more information about the Trustees and is available upon request. To request a free copy, call Madison Mosaic Funds at 1-800-368-3195.

Forward-Looking Statement Disclosure. One of our most important responsibilities as mutual fund managers is to communicate with shareholders in an open and direct manner. Some of our comments in our letters to shareholders are based on current management expectations and are considered "forward-looking statements." Actual future results, however, may prove to be different from our expectations. You can identify forward-looking statements by words such as "estimate," "may," "will," "expect," "believe," "plan" and other similar terms. We cannot promise future returns. Our opinions are a reflection of our best judgment at the time this report is compiled, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events, or otherwise.

Proxy Voting Information. The Trust adopted policies that provide guidance and set forth parameters for the voting of proxies relating to securities held in the Trust's portfolios. Additionally, information regarding how the Trust voted proxies related to portfolio securities for the period ended June 30, 2007 is available. These policies and voting information are available to you upon request and free of charge by writing to Madison Mosaic Funds, 550 Science Drive, Madison, WI 53711 or by calling toll-free at 1-800-368-3195. The Trust's proxy voting policies and voting information may also be obtained by visiting the Securities and Exchange Commission web site at www.sec.gov. The Trust will respond to shareholder requests for copies of our policies and voting information within two business days of request by first-class mail or other means designed to ensure prompt delivery.

N-Q Disclosure. The Trust files its complete schedule of portfolio holdings with the U.S. Securities and Exchange Commission (the "Commission") for the first and third quarters of each fiscal year on Form N-Q. The Trust's Forms N-Q are available on the Commission's website. The Trust's Forms N-Q may be reviewed and copied at the Commission's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-551-8090. Form N-Q and other information about the Trust are available on the EDGAR Database on the Commission's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the Commission's Public Reference Section, Washington, DC 20549-0102. Finally, you may call Madison Mosaic at 800-368-3195 if you would like a copy of Form N-Q and we will mail one to you at no charge.

Discussion of Contract Renewal (Unaudited)

The Trustees considered a number of factors when the Board most recently approved the advisory contract between us and the Trust in July 2007. Rather than providing you with a list of factors or conclusory statements that explained the Board's decisionmaking process, the following discussion is designed to describe what you would have seen and heard if you had been at the Trust's Board meeting when it most recently approved the advisory contract:

With regard to the nature, extent and quality of the services to be provided by the Advisor, the Board reviewed the biographies and tenure of the personnel involved in fund management. They recognized the wide array of investment professionals employed by the firm. Representatives of the Advisor discussed the firm's ongoing investment philosophies and strategies intended to provide superior performance consistent with each funds' investment objectives under various market scenarios. The Trustees also noted their familiarity with the Advisor due to the Advisor's history of providing advisory services to the Madison Mosaic family of investment companies.

The Board also discussed with the Advisor the quality of services provided to the Trusts by the transfer agent, US Bancorp Fund Services, LLC. The Advisor reported that the transfer agent has routinely ranked at or near the top in customer service surveys for third party transfer agents.

With regard to the investment performance of each fund and the investment advisor, the Board reviewed current performance information provided in the written Board materials. They discussed the reasons for both outperformance and underperformance compared with peer groups and applicable indices.

In particular, the Board recognized that the core equity philosophy of the firm to "participate and protect" (with the intent of participating in market rallies and protecting shareholder value during market declines) can result in underperformance when more risky securities and cyclical sectors are in favor. The Advisor explained that it was unwilling to change its established investment discipline or long-term investment philosophy to react to short-term market trends since such action would, in the Advisor's belief, be detrimental to shareholders over time and contrary to stated investment objectives and policies. The Advisor explained that in the short-term, the equity markets were being led by low quality securities and securities in the more cyclical energy and materials sectors, none of which represented the types of securities that the investment policies of Madison Mosaic Equity Trust's Investors, Mid-Cap and Balanced Funds contemplate purchasing for such funds. The Board recognized that the sector neutral Foresight Fund's outperformance in relation to the Investors and equity portion of the Balanced Fund reflected this aspect of the current markets. The Board also recognized that strong stock selection in the Mid-Cap Fund had resulted in competitive performance by that series of the Trust despite current market trends that were not favoring the Advisor's investment style.

In the course of the Board's discussion with the Advisor regarding fund performance, the Advisor expressed its belief to the Board that the equity markets should soon see a change in leadership to the types of stocks owned by Madison Mosaic and emphasized investor focus on the longer term. The Advisor explained that, in its view, the markets appeared to be pricing risk into securities valuations which could make the more speculative and takeover target stocks of the type the Trust does not invest less appealing. Although past performance does not predict future results, the Advisor discussed how Madison Mosaic's Equity portfolios did not change their sector allocation during the technology bubble of 1999 - 2000 and, as a result, Equity Trust shareholders were rewarded in the long-term. Similarly, the Advisor did not and does not intend to change its sector allocation to chase short-term energy and materials sector or low-quality stock performance under current market conditions.

The Board engaged in a comprehensive discussion of fund performance and market conditions. This included the Board's comparison of the performance of a variety of funds with that of the Advisor's separately managed account composites. Representatives of the Advisor discussed the Advisor's methodology for arriving at the peer groups and indices used for performance comparisons. The Board reviewed both short-term and long-term standardized performance, i.e. one, five and ten year (or since inception) average annual total returns for each fund and comparable funds, as well as standardized yields for fixed income funds.

With regard to the costs of the services to be provided and the profits to be realized by the investment advisor and its affiliates from the relationship with each fund, the Board reviewed the expense ratios for each Madison Mosaic fund compared with funds with similar investment objectives and of similar size. The Board reviewed such comparisons based on a variety of peer group comparisons from data extracted from industry databases including comparison to funds with similar investment objectives based on their broad asset category and total asset size, as well as from data provided directly by funds that most resembled each Trust portfolio's asset size and investment objective for the last year. Representatives of the Advisor discussed the objective manner by which Madison Mosaic fees were compared to fees in the industry.

As in past years, the Trustees recognized that each Madison Mosaic fund's fee structure should be reviewed based on total fund expense ratio rather than simply comparing advisory fees to other advisory fees in light of the simple expense structure maintained by the each particular fund (i.e. a single advisory and a single services fee, with only the fixed fees of the Independent Trustees and auditors paid separately). As such, the Board focused its attention on the total expense ratios paid by other funds of similar size and category when considering the individual components of the expense ratios. The Board also recognized that investors are often required to pay distribution fees (loads) over and above the amounts identified in the expense ratio comparison reviewed by the Board, whereas no such fees are paid by Madison Mosaic shareholders.

The Trustees sought to ensure that fees were adequate so that the Advisor did not neglect its management responsibilities for the Madison Mosaic investment companies in favor of more "profitable" accounts. At the same time, the Trustees sought to ensure that compensation paid to the Advisor was not unreasonably high. With these considerations in mind, the Board compared the Advisor's fee schedule for separately managed accounts with the fees paid by Madison Mosaic fund accounts. The Trustees recognized that the Advisor provides vastly more services to the Trusts than it does for separately managed accounts. The Board also reviewed materials demonstrating that although the Advisor is compensated for a variety of the administrative services it provides or arranges to provide pursuant to its Services Agreements with each Madison Mosaic Trust, such compensation generally does not cover all costs due to the relatively small size of the funds in the Madison Mosaic family. Administrative, operational, regulatory and compliance fees and costs in excess of the Services Agreement fees are paid by the Advisor from its investment advisory fees earned. For these reasons, the Trustees recognized that examination of the trusts' total expense ratios compared to those of other investment companies was more meaningful than a simple comparison of basic "investment management only" fee schedules.

In reviewing costs and profits, the Trustees recognized that Madison Mosaic Funds are to a certain extent "subsidized" by the greater Madison Investment Advisors, Inc. organization because the salaries of all portfolio management personnel, trading desk personnel, corporate accounting personnel and employees of the Advisor who served as Trust officers, as well as facility costs (rent), could not be supported by fees received from the Trusts alone. However, although Madison Mosaic represented approximately $400 million out of the approximately $8 billion managed by the Madison Investment Advisors, Inc. organization in Wisconsin at the time of the meeting, the Madison Mosaic Trusts are profitable to the Advisor because such salaries and fixed costs are already paid from revenue generated by management of the remaining assets. The Trustees noted that total Madison managed assets, including subsidiaries, was approximately $10 billion at the time of the meeting. As a result, although the

fees paid by the Trust at its present size might not be sufficient to profitably support a stand alone mutual fund complex, they are reasonably profitable to the Advisor as part of its larger, diversified organization. The Trustees also recognized that Madison Mosaic's reputation benefited the Advisor's reputation in attracting separately managed accounts and other investment advisory business. In sum, the Trustees recognized that Madison Mosaic Funds are important to the Advisor, are managed with the attention given to other firm clients and are not treated as "loss leaders."

As part of the Board's review of the costs of services and the profits to be realized by the Advisor, the Board considered the reasonableness and propriety of the securities research and any so-called "soft dollar" benefits that the Advisor receives in connection with brokerage transactions on behalf of Madison Mosaic investment companies.

With regard to the extent to which economies of scale would be realized as a fund grows, the Trustees recognized that Madison Mosaic Funds, both individually and as a complex, remain small and that economies of scale would likely be addressed after funds see assets grow significantly beyond their current levels. In light of their size, the Trustees noted that at current asset levels, it was premature to discuss economies of scale for any funds other than the Investors Fund, which had already adopted a break-point schedule for assets in excess of $100 million that adequately reflects its economies of scale, and the Mid-Cap Fund, with a break-point schedule for assets in excess of $150 million.

Finally, the Board reviewed the role of Mosaic Funds Distributor, LLC. They noted that the Advisor pays all distribution expenses of Madison Mosaic Funds because the Trusts do not pay distribution fees. Such expenses include FINRA regulatory fees and "bluesky" fees charged by state governments in order to permit the funds to be offered in the various United States jurisdictions.

Based on all of the material factors explained above, plus a number of other matters that the Trustees are generally required to consider under guidelines developed by the Securities and Exchange Commission, the Trustees concluded that our contract should be renewed for another year.

The Madison Mosaic Family of Mutual Funds

Equity Trust

Investors Fund
Balanced Fund
Mid-Cap Fund
Foresight Fund
Madison Institutional Equity Option Fund

Income Trust

Government Fund
Intermediate Income Fund
Institutional Bond Fund
Corporate Income Shares (COINS) Fund

Tax-Free Trust

Virginia Tax-Free Fund
Tax-Free National Fund

Government Money Market

For more complete information on any Madison Mosaic fund, including charges and expenses, request a prospectus by calling 1-800-368-3195. Read it carefully before you invest or send money. This document does not constitute an offering by the distributor in any jurisdiction in which such offering may not be lawfully made. Mosaic Funds Distributor, LLC.

TRANSFER AGENT

Madison Mosaic Funds™
c/o US Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701



www.mosaicfunds.com

TELEPHONE NUMBERS

Shareholder Service
Toll-free nationwide: 888-670-3600

550 Science Drive
Madison, Wisconsin 53711

SEC File Number 811-03615